SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED October 25, 2002

COMMISSION FILE NUMBER: 01-31380

FOXPOINT RESOURCES LTD.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	X

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - .

Foxpoint Resources Ltd.

P.O. Box 370

Kirkland Lake, ON, P2N 3J7

Telephone: (705) 567-5208 / Facsimile: (705) 568-6444

www.foxpointresources.com

October 25, 2002                                                                                                                             Symbol: TSX Venture - FPR

Name Change to Kirkland Lake Gold Inc. Approved by Shareholders;

Letter of Intent Signed with Redpath Group

Foxpoint Resources Ltd. (the "Company") is pleased to announce it has received preliminary stock exchange approval and final shareholder approval to change its name to "Kirkland Lake Gold Inc." and its stock symbol to "KGI". Completion of the change is expected to be effective shortly.

The Company is also pleased to announce it has signed a Letter of Intent with the Redpath Group ("Redpath") to resume underground production at Shaft #3 of the Macassa Mine. Final contract discussions are underway to commence mining in December of 2002 which the Company expects will produce an average of 7,000 ounces a month between December, 2002 and April, 2003, the end of the Company's fiscal year. Also under discussion is the installation of a loading device at the 4250-foot level, which has now been reached in the dewatering campaign. Initial mining of Shaft #3 will concentrate on stopes accessible from the 4250-foot and 3835-foot levels, until the loading pocket at the 5150-foot level is reached later in the calendar year.

"We have now established the first production horizons at Shaft #3 consisting of the two uppermost levels, the 3835 and 4250 levels, where all 14 stopes are open and are now receiving definition drilling," said Brian Hinchcliffe, President of the Company. "Redpath has proposed a low cost solution for us to be rapidly back into underground mining operations from the best grade reserves in the mine  the upper levels. In addition, having reached the 4250 level, we are no longer pumping out all five properties and we expect that dewatering progress will accelerate."

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For further information, please contact:

Brian A. Hinchcliffe (705) 567-5208

The TSX Venture Exchange has not reviewed

and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOXPOINT RESOURCES LTD. (the Registrant)

Date:	October 25, 2002	By:
Signature Sandra Lee, Sectetary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.